UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Pinduoduo Inc.

(Name of Subject Company (Issuer))

Pinduoduo Inc.

(Name of Filing Person (Issuer))

0% Convertible Senior Notes due 2024

(Title of Class of Securities)

722304AB8

(CUSIP Number of Class of Securities)

Jianchong Zhu

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People’s Republic of China

Tel: +86-21-52661300

with copy to:

Haiping Li, Esq.

Yuting Wu, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

46/F, Tower II, Jing An Kerry Centre

1539 Nanjing West Road

Shanghai 200040, China

+86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of September 27, 2019 (the “Indenture”), by and between Pinduoduo Inc. (the “Company”) and Deutsche Bank Trust Company Americas, as trustee and paying agent (the “Trustee” and the “Paying Agent”), for the Company’s 0% Convertible Senior Notes due 2024 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Put Right Notice to the Holders dated September 2, 2022 (the “Put Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Right. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing four Class A ordinary share, par value US$0.000005 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, People’s Republic of China, and the telephone number at this address is +86 21-5266 1300. The Company’s registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Right is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Right is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Put Right applies to all outstanding Notes. The financial condition and results of operations of the Company, its subsidiaries and consolidated affiliate entities are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)	Exhibits.

(a)(1)*	Put Right Notice to Holders of 0% Convertible Senior Notes due 2024 issued by the Company, dated as of September 2, 2022.

(b)	Not applicable.

(d)	Indenture, dated as of September 27, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.5 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020 (File No. 001-38591)).

(g)	Not applicable.

(h)	Not applicable.

(b)	Filing Fee Exhibit.

107*	Filing Fee Table.

*            Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Put Right Notice to Holders of 0% Convertible Senior Notes due 2024 issued by the Company, dated as of September 2, 2022.

(d)	Indenture, dated as of September 27, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.5 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020 (File No. 001-38591)).

107*	Filing Fee Table

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pinduoduo Inc.

By:	/s/ Jun Liu
Name: Jun Liu
Title: Vice President of Finance

Dated: September 2, 2022

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